Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2016 and 2015

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2016	2015

Assets
Current assets
Cash and cash equivalents		$85,717	$53,852
Trade and other receivables	8	208,976	228,678
Inventories	9	111,949	120,186
Prepaid expenses	10	48,586	8,979
Other financial assets	11	2,327	16,512
Taxes receivable		6,147	6,971
		463,702	435,178
Receivables	8	32,402	26,223
Inventories	9	6,075	5,649
Other financial assets	11	78,408	72,730
Intangible assets - computer software		8,579	8,859
Property, plant and equipment	12	3,927,013	3,890,276
Deferred tax assets	18b	50,557	40,670
		$4,566,736	$4,479,585

Liabilities
Current liabilities
Trade and other payables		$178,882	$187,185
Taxes payable		1,454	4,393
Other liabilities	13	50,581	37,667
Other financial liabilities	14	19,296	10,195
Long-term debt	15	16,490	69,875
Deferred revenue	16	79,676	68,250
		346,379	377,565
Other financial liabilities	14	36,895	27,635
Long-term debt	15	1,296,732	1,205,005
Deferred revenue	16	513,380	529,010
Provisions	17	161,503	143,596
Pension obligations		51,330	34,260
Other employee benefits		92,284	80,695
Deferred tax liabilities	18b	297,403	294,529
		2,795,906	2,692,295

Equity
Share capital	19b	1,576,600	1,576,600
Reserves		(43,902)	(45,003)
Retained earnings		238,132	255,693
		1,770,830	1,787,290

		$4,566,736	$4,479,585

Capital commitments (note 22).

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended
		March 31,
		2016	2015
			Restated
			(notes 2b,
	Note		4a, 4b )
Cash generated from (used in) operating activities:
Loss for the period		$(15,788)	$(19,837)
Tax (recovery) expense	18a	(1,100)	8,357
Items not affecting cash:
Depreciation and amortization	7b	74,565	25,740
Share-based payment expense	7c	627	1,736
Net finance expense	7e	29,355	3,185
Change in fair value of prepayment option embedded derivative/gold option		659	(6,380)
Change in deferred revenue related to stream	16	(15,874)	(7,668)
Change in taxes receivable/payable, net		3,745	(864)
Unrealized (gain) loss on warrants	7e	(337)	2,683
Loss on writedown of assets and impairment losses		3,683	-
Impairment and mark-to-market losses on investments	7e	99	1,282
Foreign exchange and other		(1,424)	9,183
Taxes paid		(6,321)	(517)

Operating cash flows before change in non-cash working capital		71,889	16,900
Change in non-cash working capital	23a	29,665	(16,586)
		101,554	314
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(46,365)	(132,804)
Addition to restricted cash - Peru		(5,116)	(22,358)
Net Peruvian sales tax refunded on capital expenditures		-	1,721
Net interest received (paid)		138	(2,062)
		(51,343)	(155,503)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs paid		39,797	123,831
Principal repayments	15	(4,123)	(3,693)
Interest paid		(48,497)	(44,549)
Proceeds from exercise of stock options		-	91
Financing costs		(4,424)	(1,203)
Finance lease		(479)	-
Dividends paid	19b	(1,773)	(1,842)
		(19,499)	72,635

Effect of movement in exchange rates on cash and cash equivalents		1,153	491

Net increase (decrease) in cash and cash equivalents		31,865	(82,063)
Cash and cash equivalents, beginning of period		53,852	178,668

Cash and cash equivalents, end of period		$85,717	$96,605

For supplemental information, see note 23.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended
		March 31,
		2016	2015
			Restated
	Note		(notes 2b, 4a )
Revenue	7a	$253,625	$128,713
Cost of sales
Mine operating costs		151,289	90,145
Depreciation and amortization	7b	74,413	25,582
		225,702	115,727
Gross profit		27,923	12,986
Selling and administrative expenses		8,343	9,532
Exploration and evaluation expenses		1,153	2,330
Other operating expenses	7d	4,268	3,392
Results from operating activities		14,159	(2,268)
Finance income	7e	(554)	(306)
Finance expenses	7e	29,909	3,491
Other finance loss	7e	1,692	6,027
Net finance expense		31,047	9,212
Loss before tax		(16,888)	(11,480)
Tax (recovery) expense	18a	(1,100)	8,357

Loss for the period		$(15,788)	$(19,837)

Loss per share - basic and diluted		$(0.07)	$(0.08)

Weighted average number of common shares outstanding:	20
Basic		235,231,688	233,624,783
Diluted		235,231,688	233,624,783

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended
	March 31,
	2016	2015
		Restated
		(notes 2b, 4a )
Loss for the period	$(15,788)	$(19,837)

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	17,123	(10,963)
Change in fair value of available-for-sale financial investments	(73)	(426)
Effect of foreign exchange on available-for-sale financial investments	587	-
	17,637	(11,389)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial loss	(21,118)	(6,733)
Tax effect	4,483	(183)
	(16,635)	(6,916)

Transferred to income statements:
Impairment of available-for-sale financial assets	99	1,303
Sale of investments	-	(21)
Tax effect	-	7
	99	1,289

Other comprehensive income (loss), net of tax, for the period	1,101	(17,016)

Total comprehensive loss for the period	$(14,687)	$(36,853)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign
			currency
	Share Capital	Other capital	translation	Available-for-	Remeasure-		Retained
	(note 19)	reserves	reserve	sale reserve	ment reserve		earnings	Total equity
Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465	) $	590,725	$2,109,058
Loss	-	-	-	-	-		(19,837)	(19,837)
Other comprehensive (loss) income	-	-	(10,963)	863	(6,916)		-	(17,016)
Total comprehensive (loss) income	-	-	(10,963)	863	(6,916)		(19,837)	(36,853)
Contributions by and distributions to owners:
Stock options exercised	130	(39)	-	-	-		-	91
Dividends (note 19b)	-	-	-	-	-		(1,842)	(1,842)
Total contributions by and distributions to owners	130	(39)	-	-	-		(1,842)	(1,751)
Balance, March 31, 2015	$1,562,379	$25,861	$35,788	$3,761	$(126,381	) $	569,046	$2,070,454
Loss	-	-	-	-	-		(311,591)	(311,591)
Other comprehensive (loss) income	-	-	(49,685)	(2,452)	65,129		-	12,992
Total comprehensive (loss) income	-	-	(49,685)	(2,452)	65,129		(311,591)	(298,599)
Contributions by and distributions to owners:
Stock options exercised	1,022	(304)	-	-	-		-	718
Equity issuance (note 19b)	13,199	-	-	-	-		-	13,199
Reclassification of Augusta warrants	-	3,280	-	-	-		-	3,280
Dividends	-	-	-	-	-		(1,762)	(1,762)
Total contributions by and distributions to owners	14,221	2,976	-	-	-		(1,762)	15,435
Balance, December 31, 2015	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252	) $	255,693	$1,787,290

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation	Available-for-	Remeasure-	Retained
	(note 19)	reserves	reserve	sale reserve	ment reserve	earnings	Total equity
Balance, January 1, 2016	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290
Loss	-	-	-	-	-	(15,788)	(15,788)
Other comprehensive income (loss)	-	-	17,123	613	(16,635)	-	1,101
Total comprehensive income (loss)	-	-	17,123	613	(16,635)	(15,788)	(14,687)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	-	(1,773)	(1,773)

Balance, March 31, 2016	$1,576,600	$28,837	$3,226	$1,922	$(77,887)	$238,132	$1,770,830

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

1.	Reporting entity

HudBay Minerals Inc. ("HMI", “Hudbay” or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2016 and 2015 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at March 31, 2016, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 2 in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on April 28, 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated. The Company changed its functional and presentation currency effective July 1, 2015, the details of which are described in note 4a.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

(d)	Use of estimates:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2015.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2015 and comparative periods.

4.	Restatements

(a)	Change in functional and presentation currency

The functional currency of each of the Group’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Group reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, the Group's consolidated financial statements were presented in Canadian dollars, which was the Company’s and all material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which had a functional currency of US dollars.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

The ability for Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased the Company’s exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015, the US dollar was adopted as the Company’s functional currency on a prospective basis. All the Group’s subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, the Group changed its presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect the Group’s business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with the Group’s peers. The interim financial statements for all years presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The condensed consolidated statements of income and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

Consolidated Income Statements and Statements of Comprehensive Income

	Three months ended
	March 31,2015
	As reported,	Restated,
	C$000	US$000
Revenue	$160,652	$128,713
Cost of sales	144,297	115,727
Gross profit	16,355	12,986

Results from operating activities	(2,121)	(2,268)
Loss before tax	$(13,076)	$(11,480)

Loss for the period	$(23,708)	$(19,837)

Total comprehensive income (loss) for the period	$181,458	$(36,853)

Loss per share - Basic and diluted	$(0.10)	$(0.08)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(b)	Restatement of amounts within cash generated from operating activities

Since the fourth quarter of 2015, the Group has significantly increased the number of copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As a result, the Group has restated the presentation of the cash generated from operating activities section of the statements of cash flow to present the changes in the respective receivable and payable balances associated with these items all within changes in non-cash working capital. In the past, the gains or losses for the swaps were presented as a change in fair value of derivatives and the associated mark-to-market adjustments were presented as a change in non-cash working capital. The impact of this restatement for the three months ended March 31, 2015 is a decrease in 'operating cash flows before change in non-cash working capital' of $1,439, with an associated increase in 'change in non-cash working capital'.

5.	New standards

New standards and interpretations adopted

As required by the IASB, effective January 1, 2016 the Group adopted the following amendment to IFRS:

-

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - the amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The Group’s adoption of this amendment did not have any impact on its current method of calculating depreciation or amortization.

New standards and interpretations not yet adopted

-

IFRS 9, Financial Instruments - issued on July 24, 2014 is the IASB’s replacement of IAS 39 Financial Instruments: Recognition and Measurement. The Standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). For a limited period, previous version of IFRS 9 may be adopted early if not already done so provided the relevant date of initial application is before February 1, 2015. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. In April 2014, the IASB published a Discussion Paper Accounting for Dynamic Risk management: a Portfolio Revaluation Approach to Macro Hedging. Consequently, the exception in IAS 39 for a fair value hedge of an interest rate exposure of a portfolio of financial assets or financial liabilities continues to apply. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

-	IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The IASB has affirmed its proposal to defer the effective date of this standard to January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

-	IFRS 16, Leases - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

6.	Acquisition of New Britannia Mine and Mill

On May 4, 2015, the Group acquired a 100% interest in the New Britannia Mine and Mill, located in Snow Lake, Manitoba, for $12,302 in cash consideration, plus a contingent payment of $5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $13,040.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs. New Britannia Mine and Mill is not an operation.

The purchase price of $14,462 was finalized and allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,164 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,542
Machinery & equipment	10,410
Mineral property	2,890
Net decommissioning liability	(380)

Total net assets acquired	$14,462

The following summarizes consideration for the purchase:

Cash	$12,302
Contingent payment - gold price option	1,164
Transaction costs	996

Total consideration	$14,462

7.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2016	2015
Copper	$198,674	$64,470
Zinc	50,498	53,821
Gold	20,911	15,210
Silver	10,452	1,952
Other	730	1,374
	281,265	136,827
Treatment and refining charges	(27,640)	(8,114)

	$253,625	$128,713

Included in revenue for the three months ended March 31, 2016 are losses related to unrealized non-hedge derivative contracts of $20,062 (three months ended March 31, 2015 - losses of $1,439).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended March 31,
	2016		2015
Cost of sales	$74,413		$25,582
Selling and administrative expenses	152		158

	$74,565	$	$ 25,740

(c)	Share-based payment expense

Share-based payment expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended March 31, 2016
Cost of sales	$(67)	$-	$(67)
Selling and administrative expenses, net	504	(58)	446
Other operating expenses	248	-	248

	$685	$(58)	$627
Three months ended March 31, 2015
Cost of sales	$244	$-	$244
Selling and administrative expenses	1,267	401	1,668
Other operating expenses	(176)	-	(176)

	$1,335	$401	$1,736

(d)	Other operating (income) expenses

	Three months ended
	March 31,
	2016	2015
Loss on writedown of assets	$2,151	$(415)
Joint venture operator fee income	(71)	(93)
Regional costs	1,115	1,221
Cost of non-producing properties	1,073	2,679

	$4,268	$3,392

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(e)	Finance income and expenses

	Three months ended
	March 31,
	2016	2015
Finance income	$(554)	$(306)
Finance expense
Interest expense on long-term debt	26,618	23,562
Accretion on financial liabilities at amortized cost	327	352
Unwinding of discounts on provisions	667	737
Other finance expense	5,979	2,485
	33,591	27,136
Interest capitalized	(3,682)	(23,645)
	29,909	3,491
Other finance (gains) losses
Net foreign exchange loss	1,248	8,463
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(337)	2,683
Prepayment option embedded derivative/gold option	659	(6,380)
Investments classified as held-for-trading	23	(21)
Reclassified from equity on disposal of available- for-sale investments	-	(21)
Reclassified from equity on impairment of available-for-sale investments	99	1,303
	1,692	6,027

Net finance expense	$31,047	$9,212

Interest expense related to long-term debt and accretion of financial liabilities at amortized cost has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project (notes 14, 15).

Other finance expense relates primarily to withholding taxes and non-interest facility fees on financing instruments.

During the three months ended March 31, 2016, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $99 (2015 - $1,303) from the available-for-sale reserve within equity to the condensed consolidated interim income statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

8.	Trade and other receivables

	Mar. 31, 2016	Dec. 31, 2015
Current
Trade receivables	$57,384	$85,373
Embedded derivatives - provisional pricing (note 21c)	13,499	(13,653)
Statutory receivables	108,764	122,288
Receivable from joint venture partners	6,153	6,772
Other receivables	23,176	27,898
	208,976	228,678
Non-current
Statutory receivables - Peruvian sales tax	5,214	1,112
Receivable from joint venture partners	25,028	23,067
Other receivables	2,160	2,044
	32,402	26,223

	$241,378	$254,901

Other receivables primarily relates to amounts due from vendors for operating supplies in the Peru operation.

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from the joint venture partner, VMS Ventures Inc., pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures Inc. for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at March 31, 2016, this receivable from VMS Ventures Inc. was $11,910 (December 31, 2015 - $11,775).

The remaining balance in the receivable from joint venture partners primarily relates to the Group’s joint venture partner for the Rosemont project in Arizona, which has been classified as non-current.

As at March 31, 2016, $96,230 (December 31, 2015 - $111,991) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures and operating expenses (note 2c).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

9.	Inventories

	Mar. 31, 2016	Dec. 31, 2015
Current
Stockpile	$13,169	$13,241
Work in progress	5,216	6,200
Finished goods	59,429	69,082
Materials and supplies	34,135	31,663
	111,949	120,186
Non-current
Materials and supplies	6,075	5,649

	$118,024	$125,835

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $196,572 for the three months ended March 31, 2016 (three months ended March 31, 2015 - $102,653).

10.	Prepaid expenses

Mar. 31, 2016		Dec. 31, 2015
Prepayments to suppliers related to operations	4,430	8,177
Prepaid interest related to long-term debt	43,700	-
Prepaid insurance and other	456	802

	$48,586	$8,979

11.	Other financial assets

	Mar. 31, 2016	Dec. 31, 2015
Current
Derivative assets (note 21a)	$2,327	$16,512

Non-current
Available-for-sale investments	9,729	9,206
Investments at fair value through profit or loss	40	59
Derivative assets	58	-
Restricted cash	68,581	63,465
	78,408	72,730

	$80,735	$89,242

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Available-for-sale investments

Available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the three months ended March 31, 2016 and three months ended March 31, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $99 and $1,303, respectively, from the available-for-sale reserve within equity to the condensed consolidated interim statements (note 7e).

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $68,581 as at March 31, 2016, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2015 - $63,465).

12.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Mar. 31, 2016	Cost	amortization	amount
Exploration and evaluation assets	$15,572	$-	$15,572
Capital works in progress	776,258	-	776,258
Mining properties	1,730,916	(447,353)	1,283,563
Plant and equipment	2,348,620	(497,000)	1,851,620

	$4,871,366	$(944,353)	$3,927,013

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2015	Cost	amortization	amount
Exploration and evaluation assets	$14,650	$-	$14,650
Capital works in progress	812,618	-	812,618
Mining properties	1,603,952	(394,098)	1,209,854
Plant and equipment	2,289,556	(436,402)	1,853,154
	$4,720,776	$(830,500)	$3,890,276

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

13.	Other liabilities

	Mar. 31, 2016	Dec. 31, 2015
Current portion of
Provisions (note 17)	$10,884	$10,630
Pension liability	24,391	23,221
Other employee benefits	2,291	2,107
Unearned revenue	13,015	1,709

	$50,581	$37,667

14.	Other financial liabilities

	Mar. 31, 2016	Dec. 31, 2015
Current
Derivative liabilities	$10,447	$4,426
Finance leases	2,871	618
Other financial liabilities at amortized cost	5,978	5,151
	19,296	10,195

Non-current
Finance leases	11,701	2,607
Contingent consideration - gold price option	1,369	653
Warrants at fair value through profit and loss	5,048	5,047
Other financial liabilities at amortized cost	18,777	19,328
	36,895	27,635

	$56,191	$37,830

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the three months ended March 31, 2016, the liability, net of accretion, associated with several of the community agreements increased by $588 and payments of $312 were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta and warrants assumed on the acquisition of Augusta. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated interim income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. The fair value of these warrants at March 31, 2016 is $5,048. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

The purchase price of the acquisition of New Britannia Mine and Mill (note 6) contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense.

15.	Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2016	Dec. 31, 2015
Senior unsecured notes (a)	$917,447	$917,329
Equipment finance facility (b)	61,703	66,521
Senior secured revolving credit facilities (c)	334,072	291,030
	1,313,222	1,274,880
Less: current portion	(16,490)	(69,875)

	$1,296,732	$1,205,005

(a)	Senior unsecured notes

Balance, January 1, 2015	$915,846
Change in fair value of embedded derivative (prepayment option)	1,049
Accretion of transaction costs	434
Balance, December 31, 2015	$917,329
Accretion of transaction costs and premiums	118

Balance, March 31, 2016	$917,447

On August 6, 2014, the Group issued $170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the $750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the "Initial Notes", and together with the Additional Notes, the “Notes”). The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. Interest costs on the Initial Notes had been capitalized to Constancia project assets until May 1, 2015 (the date on which Constancia commenced commercial production), and interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of the Company’s existing and future subsidiaries other than the Company’s subsidiaries associated with the Constancia operation and the Rosemont project.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(b)	Equipment finance facility

Balance, January 1, 2015	$71,221
Addition to Principal, net of transaction costs	10,092
Payments made	(15,902)
Accretion of transaction costs	1,110
Balance, December 31, 2015	$66,521
Transaction costs	(1,009)
Payments made	(4,123)
Accretion of transaction costs	314

Balance, March 31, 2016	$61,703

The equipment finance facility is reflected in the condensed consolidated balance sheets as follows:

	Mar. 31, 2016	Dec. 31, 2015
Current	$16,490	$16,490
Non-current	45,213	50,031

	$61,703	$66,521

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group's Constancia operation. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25% .

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(c)	Senior secured revolving credit facilities

Balance, January 1, 2015	$-
Addition to Principal, net of transaction costs	304,374
Payments made	(14,925)
Accretion of transaction costs	1,581
Balance, December 31, 2015	$291,030
Addition to Principal, net of transaction costs	40,806
Accretion of transaction costs	2,236

Balance, March 31, 2016	$334,072

The senior secured credit facilities are reflected in the condensed consolidated balance sheets as follows:

	Mar. 31, 2016	Dec. 31, 2015
Current	$-	$53,385
Non-current	334,072	237,645

Balance, March 31, 2016	$334,072	$291,030

On March 30, 2016 the Group completed a restructuring of its two senior credit facilities. The two facilities now share substantially similar terms and conditions, except that the $300 million Canada facility is secured by the Group’s Manitoba assets and the $200 million Peru facility is secured by the Group’s Peru assets. The facilities mature on March 31, 2019, and bear interest at LIBOR plus 4.50% .

16.	Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of $750,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia mine related to silver recoveries, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver from the Constancia mine. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group received an additional $135,000 deposit in September 2014, in the form of Silver Wheaton shares, against delivery of 50% of payable gold from the Constancia mine. The Group sold the Silver Wheaton shares for net proceeds of $134,978 and has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years. As at March 31, 2016, the cash payments for the 777 mine equal $404 per ounce (for gold) and $5.96 per ounce (for silver). As at March 31, 2016, the cash payments for the Constancia mine equal $400 per ounce (for gold) and $5.90 per ounce (for silver).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the condensed consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2015	$688,125
Recognition of revenue	(51,860)
Effects of changes in foreign exchange	(39,005)
Balance, December 31, 2015	$597,260
Recognition of revenue	(15,874)
Effects of changes in foreign exchange	11,670

Balance, March 31, 2016	$593,056

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2016	Dec. 31, 2015
Current	$79,676	$68,250
Non-current	513,380	529,010

	$593,056	$597,260

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

17.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Mar. 31, 2016	liabilities	share units	share units	Other	Total
Current (note 13)	$3,713	$2,950	$3,712	$509 $	10,884
Non-current	159,605	-	1,141	757	161,503

	$163,318	$2,950	$4,853	$1,266	$172,387

	Decommis-
	sioning,
	restoration
	and similar	Deferred	Restricted
Dec. 31, 2015	liabilities	share units	share units		Other	Total
Current (note 13)	$4,270	$2,803	$3,557	$	- $	10,630
Non-current	142,765	-	831		-	143,596

	$147,035	$2,803	$4,388	$	- $	154,226

18.	Income and mining taxes

(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Three months ended
	March 31,
	2016	2015
Current:
Income taxes	$1,787	$1,366
Mining taxes	789	15
	2,576	1,381
Deferred:
Income taxes - origination and reversal of temporary differences	(5,065)	6,572
Canadian mining taxes - origination and reversal of temporary differences	1,163	814
Peruvian mining tax - origination and reversal of temporary difference	(18)	264
Adjustments in respect of prior years	244	(674)
	(3,676)	6,976

	$(1,100)	$8,357

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

(b)	Deferred tax assets and liabilities:

	Mar. 31, 2016	Dec. 31, 2015
Deferred income tax asset	$50,557	$40,670

Deferred income tax liability	(282,063)	(280,432)
Deferred mining tax liability - Canada	(2,037)	(775)
Deferred mining tax liability - Peru	(13,303)	(13,322)
	(297,403)	(294,529)

Net deferred tax liability balance	$(246,846)	$(253,859)

(c)	Changes in deferred tax assets and liabilities:

	Three months ended	Year ended
	Mar. 31, 2016	Dec. 31, 2015
Net deferred tax liability balance, beginning of period	$(253,859)	$(339,290)
Deferred tax recovery	3,676	83,513
OCI transactions	4,483	(1,053)
Foreign currency translation on the deferred tax liability	(1,146)	2,971

Net deferred tax liability balance, end of period	$(246,846)	$(253,859)

(d)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

19.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2016		Dec. 31, 2015
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of period	235,231,688	$1,576,600	233,615,857	$1,562,249
Exercise of stock options	-	-	258,831	1,152
Equity issuance (note 6)	-	-	1,357,000	13,199

Balance, end of period	235,231,688	$1,576,600	235,231,688	$1,576,600

In connection with the New Britannia acquisition (note 6), the Company entered into a private placement agreement with a Canadian bank to sell approximately 1,357,000 Hudbay common shares for proceeds of $13,199.

During the three months ended March 31, 2016, the Company paid $1,773 in dividends on March 31, 2016 to shareholders of record as of March 11, 2016. The Company paid $1,842 in dividends on March 31, 2015 to shareholders of record as of March 13, 2015.

20.	Loss per share data

	Three months ended
	March 31,
	2016	2015
Weighted average common shares outstanding	235,231,688	233,624,783
Plus net incremental shares from assumed conversions:
Warrants	-	1,039,500
Stock options	-	149,597

Diluted weighted average common shares outstanding	235,231,688	234,813,880

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three months ended March 31, 2016, the Group calculated diluted loss per share using 235,231,688 common shares. For the three months ended March 31, 2015, the Group calculated diluted loss per share using 233,624,783 common shares.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

21.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non-financial derivatives:

	Mar. 31, 2016		Dec. 31, 2015
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	value	Value	value
Loans and receivables
Cash and cash equivalents [1]	$85,717	$85,717	$53,852	$53,852
Restricted cash[1]	68,581	68,581	63,465	63,465
Trade and other receivables1, 2	113,901	113,901	145,154	145,154
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	13,499	13,499	(13,653)	(13,653)
Non-hedge derivative assets[3]	2,385	2,385	16,512	16,512
Investments at FVTPL[4]	40	40	59	59
Available-for-sale investments[4]	9,729	9,729	9,206	9,206
Total financial assets	293,852	293,852	274,595	274,595
Financial liabilities at amortized cost
Trade and other payables1, 2	172,565	172,565	179,576	179,576
Finance leases	14,572	14,572	3,225	3,225
Other financial liabilities[5]	12,059	24,755	12,045	24,479
Senior unsecured notes[6]	646,300	917,447	639,400	917,329
Equipment finance facility[8]	61,703	61,703	66,521	66,521
Senior secured revolving credit facilities[8]	334,072	334,072	291,030	291,030
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	141	141	(118)	(118)
Warrant liabilities[3]	5,048	5,048	5,047	5,047
Option liabilities[3]	1,369	1,369	653	653
Non-hedge derivative liabilities[3]	10,447	10,447	4,426	4,426
Total financial liabilities	1,258,276	1,542,119	1,201,805	1,492,168
Net financial liability	$(964,424)	$(1,248,267)	$(927,210)	$(1,217,573)

1

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
3

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6	Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at the period end.
7

Fair value of the prepayment option embedded derivative related to the long-term debt (note 15) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-	Level 1:	Quoted prices in active markets for identical assets or liabilities;
-	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
-	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$13,499	$-	$13,499
Non-hedge derivatives	-	2,385	-	2,385
Investments at FVTPL	40	-	-	40
Available-for-sale investments	8,187	-	1,542	9,729

	$8,227	$15,884	$1,542	$25,653
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$141	$-	$141
Non-hedge derivatives	-	10,447	-	10,447
Option liability	-	1,369	-	1,369
Warrant liabilities	5,048	-	-	5,048

	$5,048	$11,957	$-	$17,005

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(13,653)	$-	$(13,653)
Non-hedge derivatives	-	16,512	-	16,512
Investments at FVTPL	-	59	-	59
Available-for-sale investments	7,761	-	1,445	9,206

	$7,761	$2,918	$1,445	$12,124
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(118)	$-	$(118)
Non-hedge derivatives	-	4,426	-	4,426
Option liability	-	653	-	653
Warrant liabilities	5,047	-	-	5,047

	$5,047	$4,961	$-	$10,008

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2016, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2016, the Group had 122 million pounds of net copper swaps at an average net fixed receivable price of $2.14/lb and settling across April to August 2016. At December 31, 2015, the Group had 170 million pounds of copper fixed for floating swaps outstanding at an average fixed receivable price $2.37/lb, setting across January 2016 through March 2016. The aggregate fair value of the transactions at March 31, 2016 was a liability position of $7,442 (December 31, 2015 - an asset position of $16,436).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At March 31, 2016, the Group held 14,601 ounces of gold forward sales contracts and prices were $1,244. At December 31, 2015, the Group held no gold forward sales contracts. At March 31, 2016 the Group held 394,330 ounces (December 31, 2015 - 151,327 ounces) of silver forward sales contracts and prices ranged from $14.00 to $15.76 (December 31, 2015 - $14.17 to $15.21), and settlement dates extended out up to July 2016. The aggregate fair value of the transactions at March 31, 2016 was a liability position of $2 (December 31, 2015 - an asset position of $86).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2016, the Group held contracts for forward zinc purchased of 14,180 tonnes (December 31, 2015 – 16,438 tonnes) that related to forward customer sales of zinc. Prices range from $1,514 to $2,343 per tonne (December 31, 2015 –$1,497 to $2,343) and settlement dates extended to December 2016. The aggregate fair value of the transactions at March 31, 2016 was a net liability position of $618 (December 31, 2015 – a net liability position of $4,386).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the condensed consolidated interim income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at March 31, 2016 was a liability of $5,048 (December 31, 2015 - a liability of $5,047).

Non-hedge derivative - options

The purchase price of the acquisition of New Britannia (note 6) contained an option (European) that pays the seller $5,000 if the price of gold is at or above $1,400/oz on the third anniversary from the closing date, or nil if the price of gold is below that level on that date. The fair value of the embedded derivative at March 31, 2016 was a liability of $1,369 (December 31, 2015 - a liability of $653).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 84,847 tonnes of copper (December 31, 2015 – 79,033 tonnes). In addition, at March 31, 2016, the Group’s, net position consisted of contracts awaiting final pricing for sales of 8,628 ounces of gold and 51,333 ounces of silver (December 31, 2015 – 10,506 ounces of gold and 66,131 ounces of silver).

As at March 31, 2016, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.20/lb (December 31, 2015 – $2.14/lb), $1,235/oz (December 31, 2015 – $1,060/oz) and $15.47/oz (December 31, 2015 – $13.78/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at March 31, 2016, was an asset position of $13,499 (December 31, 2015 – a liability of $13,653). The aggregate fair value of other embedded derivatives at March 31, 2016, was a liability position of $141 (December 31, 2015 – an asset position of $118).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Prepayment option embedded derivative

The Notes (note 15) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7e). The fair value of the embedded derivative at March 31, 2016 was $nil (December 31, 2015 - $nil).

22.	Capital commitments

As at March 31, 2016, the Group had outstanding capital commitments in Canada of approximately $1,095 primarily related to a committed mobile equipment purchase, of which approximately $1,005 cannot be terminated by the Group, approximately $85,959 in Peru related to sustaining capital costs, all of which can be terminated by the Group and approximately $163,646 in Arizona, primarily related to its Rosemont project, of which approximately $78,413 cannot be terminated by the Group.

23.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended
	March 31,
	2016	2015
Change in:
Trade and other receivables	$8,430	$(11,624)
Other financial assets/liabilities	20,062	1,439
Inventories	6,840	(2,931)
Prepaid expenses and other current assets	4,146	167
Trade and other payables	(22,166)	(1,156)
Other	16,098	(2,434)
Changes in taxes payable/receivable	(3,745)	864
Taxes - ITC	-	(911)

	$29,665	$(16,586)

(b)	Non-cash transactions:

During the three months ended March 31, 2016, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

-

Remeasurements of the Group's decommissioning and restoration liabilities as at March 31, 2016 led to a net increase in related property, plant and equipment assets of $8,696 mainly as a result of the decline in the discount rate. For the three months ended March 31, 2015, such remeasurements led to increases in property, plant and equipment assets of $16,043.

-

Property, plant and equipment included $107 of additions which were not yet paid for as at March 31, 2016 (March 31, 2015 - $125,108). These purchases will be reflected in the condensed consolidated interim statements of cash flows in the periods payments are made. Property, plant and equipment also included $11,826 of additions related to capital additions under finance lease (March 31, 2015 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

24.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenues. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formerly a part of the South America segment, consists of the Group's Constancia operation and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile as well as the Balmat segment, which consisted of a zinc mine and concentrator that was on care and maintenance and was sold on November 2, 2015. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended March 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$111,452	$142,173	$-	$-	$253,625
Cost of sales
Mine operating costs	79,630	71,659	-	-	151,289
Depreciation and amortization	28,911	45,502	-	-	74,413
Gross profit	2,911	25,012	-	-	27,923
Selling and administrative expenses	-	-	-	8,343	8,343
Exploration and evaluation	333	227	-	593	1,153
Other operating (income) and expenses	2,853	1,337	156	(78)	4,268
Results from operating activities	$(275)	$23,448	$(156)	$(8,858)	$14,159
Finance income					(554)
Finance expenses					29,909
Other finance losses					1,692
Loss before tax					(16,888)
Tax recovery					(1,100)
Loss for the period					$(15,788)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Three months ended March 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$128,713	$-	$-	$-	$128,713
Cost of sales
Mine operating costs	90,145	-	-	-	90,145
Depreciation and amortization	25,582	-	-	-	25,582
Gross profit	12,986	-	-	-	12,986
Selling and administrative expenses	437	-	-	9,095	9,532
Exploration and evaluation	1,697	408	-	225	2,330
Other operating income and expenses	319	1,377	1,996	$(300)	3,392
Results from operating activities	$10,533	$(1,785)	$(1,996)	$(9,020)	$(2,268)
Finance income					(306)
Finance expenses					3,491
Other finance losses					6,027
Loss before tax					(11,480)
Tax expense					8,357
Loss for the period					$(19,837)

March 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$820,180	$2,813,079	$7$ 96,154	$137,323	$4,566,736
Total liabilities	553,235	886,463	154,509	1,201,699	2,795,906
Property, plant and equipment	663,911	2,481,885	775,865	5,352	3,927,013

Three months ended March 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$24,019	$23,262	$11,490	$18	$58,789

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2016 and 2015

Three months ended March 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$18,750	$100,848	$4,851	$-	$124,449

December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$765,159	$2,832,384 $	783,487	$98,555 $	4,479,585
Total liabilities	509,875	919,950	154,277	1,108,193	2,692,295
Property, plant and equipment	623,980	2,498,350	762,193	5,753	3,890,276